UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Announcement of Expiration of Tender Offer by Compañía de Minas Buenaventura S.A.A. for Any and All of its 2026 Notes

Lima, January 29, 2025 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN) announces today the expiration of the cash tender offer (the “Tender Offer”) for any and all of its outstanding 5.500% Senior Notes due 2026 (the “Notes”) (144A CUSIP / ISIN: 20448 AA2 / US20448AA22 and Regulation S CUSIP / ISIN: P6680P AA9 / USP6680PAA95), on the terms and subject to the conditions set forth in Buenaventura’s Offer to Purchase dated January 23, 2025 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.

The Tender Offer expired on January 29, 2025 at 5:00 p.m., New York City time (the “Expiration Time”). At the Expiration Time, valid tenders had been received and had not been validly withdrawn with respect to US$400,601,000 in aggregate principal amount of Notes, or approximately 72.84% of the Notes outstanding. Additionally, Notices of Guaranteed Delivery were submitted with respect to US$850,000 in aggregate principal amount of Notes, or approximately 0.15% of the Notes outstanding, as of the Expiration Time. In order to be eligible to participate in the Tender Offer, holders of Notes reflected in such Notices of Guaranteed Delivery received by Buenaventura prior to the Expiration Time must validly tender such Notes pursuant to the Guaranteed Delivery Procedures by 5:00 p.m., New York City time on January 31, 2025 (the “Guaranteed Delivery Expiration Time”).

Subject to the satisfaction or waiver of the Financing Condition or any of the General Conditions described in the Offer to Purchase, Buenaventura expects to accept and make payment on February 4, 2025 (the “Settlement Date”) and for (i) all Notes validly tendered at or prior to the Expiration Time and not validly withdrawn at or prior to the Withdrawal Deadline and (ii) all Notes with respect to which a properly completed Notice of Guaranteed Delivery was delivered at or prior to the Expiration Time and that are validly tendered at or prior to the Guaranteed Delivery Expiration Time using the Guaranteed Delivery Procedures.

Holders of Notes who (i) validly tendered their Notes at or prior to the Expiration Time and did not validly withdraw their Notes at or prior to the Withdrawal Deadline or (ii) delivered a Notice of Guaranteed Delivery at or before the Expiration Time and validly tender their notes at or prior to the Guaranteed Delivery Expiration Time using the Guaranteed Delivery Procedures are eligible to receive US$1,000 per US$1,000 principal amount of Notes, plus accrued and unpaid interest from the last interest payment date to, but excluding, the Settlement Date.

The final principal amount of Notes that will be purchased by Buenaventura on the Settlement Date is subject to change based on deliveries of Notes pursuant to the Guaranteed Delivery Procedures. A press release announcing the final results of the Tender Offer is expected to be issued on or promptly after the Settlement Date.

The complete terms and conditions of the Tender Offer are described in the Offer to Purchase and the Notice of Guaranteed Delivery, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offer, at www.dfking.com/buenaventura, by telephone at +1 (800) 370-1749 (U.S. toll free) or +1 (212) 269-5550 (collect), or by email to buenaventura@dfking.com.

Buenaventura has engaged Banco BTG Pactual S.A. – Cayman Branch and J.P. Morgan Securities LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Banco BTG Pactual S.A. – Cayman Branch, at +1 (212) 293-4600 (collect) and J.P. Morgan Securities LLC, at +1 (212) 834-7279 (collect) or +1 (866) 846-2874 (toll Free).

Disclaimer

None of Buenaventura, the Tender Agent and Information Agent, the Dealer Managers or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any Notes and, if so, the principal amount of Notes to tender. Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes whether such intermediary would require receipt of instructions to participate in, or (in the limited circumstances in which withdrawal is permitted) withdraw their instruction to participate in, the Tender Offer before the deadlines set out above. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Buenaventura by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 29, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer